May 13, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	USA Truck Inc. Registration Statement on Form S-3

File No. 333-255901

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned Registrant hereby requests that the above-referenced Registration Statement be declared effective by the Securities and Exchange Commission (the “Commission”) at 4:00 p.m., Eastern Time, on Monday, May 17, 2021, or as soon thereafter as practicable.

The Registrant respectfully requests a copy of the written order verifying the effective date. If you have any questions or comments, please contact Jeffrey E. Beck, of Snell & Wilmer L.L.P., at (602) 382-6316 or jbeck@swlaw.com. Thank you for your assistance with this request.

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Very truly yours,

USA Truck Inc.

By:	/s/ Zachary B. King
Name:	Zachary B. King
Title:	Senior Vice President and Chief Financial Officer

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